

June 6, 2014

Leonard A. Pierce, Esquire
Wilmer Hale
60 State Street
Boston, MA   02109

RE: Value Line Funds Investment Trust
       File Nos.: 811-22965; 333-195856

Dear Mr. Pierce:

On May 9, 2014, Value Line Funds Investment Trust ("Trust") filed a registration statement on Form N-1A under the Securities Act of 1933 ("Securities Act") and the Investment Company Act of 1940 ("1940 Act") to offer shares of one series, Worthington Value Line Equity Advantage Fund ("Fund").   We have the following comments on the registration statement.

Prospectus

General

1. We note that the cover letter states that the Underwriter of the Trust "reserves the ability to orally request acceleration of the effective date of this Registration Statement." Please note that a request for acceleration must be made in writing by the appropriate representatives of the Trust.

2. The Fund's name contains the phrase "Equity Advantage."   Please explain what that term is intended to convey. If the meaning of the term is explained in the prospectus, please specify the location.

3. The cover page contains language that may be interpreted as "red herring" language. Please inform the staff whether the Fund intends to issue a preliminary prospectus to potential investors prior to the Fund's registration statement becoming effective.

Fees and Expenses (page 3)

4. We note the fee table is incomplete and does not follow the fee table format required in Item 3 of Form N-1A. Certain line items required by the Form are omitted and mislabeled. For examples, the line item in the registration statement titled "Net

Expenses" must be revised to state "Total Annual Fund Operating Expenses" and the line item titled "Management and Adviser Fees" must be revised to state "Management Fees." Please revise the fee table to comply with that format.

5. The fee table includes footnote (2) regarding AFFE but omits a line item addressing the AFFE. Please revise accordingly.

6. Footnote (3) to the fee table does not reference a line item in the fee table. Please revise.

7. Footnote (3) references an Adviser and a Manager. Please explain why there are two parties to the expense waiver. Also, include disclosure regarding which party will be the registered investment adviser to the Fund, which party will be responsible for waiving the fees, and which party has the 1940 Act Section 15 responsibilities/duties. We may have additional comments.

8. Please supplementally inform the staff whether the Fund will pay management and advisory fees to both the Adviser and Manager. Also, please disclose in greater detail in the prospectus the duties performed by each.

9. According to footnote (3) to the fee table, the expenses will be reduced by waiver/reimbursement. Please confirm that the waiver will be in effect for at least one year from the date of the prospectus. Please complete the disclosure in the Example accordingly.

Principal Investment Strategies of the Fund (page 4)

10. The first paragraph states that the Fund will invest at least 80% of its total assets in certain securities; please revise the wording to state 80% of its net assets "plus borrowings for investment purposes." In this regard, please inform the staff if the filing includes a definition of total assets. *See* rule 35d-1 of the 1940 Act.

11. This section states that the Fund invests in closed-end funds, BDCs, preferred stocks, and ETFs. Thus, please add disclosure to the first line of this section that the Fund is a fund of funds.

12. This section states that the Adviser conducts qualitative analysis of "equity closed-end funds." Is this a reference to dividend income of closed-end funds? Please disclose what is meant by that term.

13. This section states that the Fund primarily invests in a diversified basket that includes business development companies ("BDCs"), however, there is no disclosure as to the strategy of investing in BDCs. Please disclose such strategy.

14. Given that BDCs are materially different than closed-end funds, please disclose a separately from the closed-end discussion the strategy and risk disclosure for BDC investments.

15. It is unclear whether there is any market capitalization strategy for investing in equity securities. Please provide appropriate strategy and risk disclosure, if appropriate.

16. The first paragraph of this section states that the Fund will invest in "equity-related securities." Please define this term in the prospectus. Please disclose how, if applicable, equity-related securities will have economic characteristics similar to equities.   Also, please explain to the staff how securities that are "equity-related" can be included in the 80% test, given the name of the Fund.

17. This section states that the Fund will invest in preferred securities and ETFs. Please add disclosure regarding the strategies and risks related to these investments.

18. The third paragraph of this section states the Adviser will conduct qualitative analysis of "equities closed-end funds." Please define this term when it is first used.

19. Please disclose whether the Fund will invest in non-traded BDCs, and if so, please provide the appropriate strategy and risk disclosure.

20. The fourth paragraph in this section references the 1940 Act restrictions on a registered investment company investing in ETFs and certain exemptive orders. This paragraph is confusing. Why is this discussion in the prospectus? Does the Fund have or intend to apply for an exemptive order. Please clarify and revise this section to disclose what "terms and conditions" the Fund is relying on when investing in ETFs. (This language also is repeated in the statutory prospectus.)

21. Please disclose in this section that the Fund intends to be a fund of funds and provide a brief description of the following -- fund of funds, ETFs, BDCs, and closed-end funds. We may have further comments.

22. The last sentence of this section states that the Adviser may sell a security when it believes the security is approaching full valuation. Please disclose how this determination of valuation is made with regard to the Funds' investments in a particular security.

Principal Risks of Investing in the Fund (page 5)

23. The section titled Fund of Funds Risk combines risks in investing in closed-end funds and ETFs. This may be confusing to the reader, as all risks are not necessarily applicable to both types of funds. Please specify which risks apply to each type of fund.

24. The prospectus states that a principal investment strategy of the Fund is investing in BDCs. In this regard, please add a risk factor disclosing the risks involved in the Fund investing in BDCs.

25. The Fund invests, as a principal investment strategy, in "U.S. closed-end funds." Please inform the staff whether the Fund will only invest in domestic securities, and whether it intends to make in investments in foreign markets.

26. Please change the risk factor "Limited History of Operations" to "No history of Operations."

27. Please expand the liquidity risk factor to include liquidity limitations of closed-end funds, BDCs, and underlying funds.

28. The section titled "Preferred Stock Risk" does not include any risk disclosure. Please amend this section.

29. On page 13, the prospectus includes a section titled "Equity Securities Risk" which includes investing in REITs. Please clarify whether investing in interests in REITs is a principal investment strategy, and if so, amend the disclosure accordingly. Also, if applicable please add this risk to the principal risks section in the Summary Prospectus.

30. "Leverage/Volatility Risk" is a principal risk in the prospectus. Please clarify, where appropriate, whether the Fund intends to employ leverage in the first year of operations.

31. Please change the risk titled "Limited History of Operations" to "No History of Operations."

32. Given that the Fund will invest in securities of ETFs, BDCs, closed-end funds, and REITS, please add risk disclosure that may be unique to a Fund investing in a "diversified basket" of investments, as well as in each particular category.

33. Please add the following disclosure to this risk section: "An investment in the Fund is not a complete investment program and you should consider it just one part of your total investment program. An investment in the Fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. For a more complete discussion of risk, please turn to page [ ]."

34. On page 10, the principal investment strategies disclosure indicates that the Fund may enter into transactions that include the use of derivatives. As such, the Fund can invest in derivatives instruments. Please disclose the maximum amount of assets that will be invested in derivatives. Also, please distinguish purchasing derivatives from selling them and also disclose that derivative instruments may be used not only for hedging, but for speculation purposes. Please describe in this section what types of derivatives the Fund expects to use and how it expects to use them. In general, *see* Letter dated July 30, 2010, from Barry Miller, Associate Director, Office of Legal and Disclosure, Division of Investment Management to the Investment Company Institute.

35. The Principal Investment Strategies beginning on page 9 state that "the nature of the Fund" makes it a long term investment. Please clarify what is meant by "the nature" of the Fund.

36. A non-principal investment strategy is the Fund and the underlying funds entering into repurchase agreements. Please disclose whether the Fund will enter into reverse repurchase agreements, and if so, please provide the appropriate disclosure.

   Portfolio Manager (page 7)

37. Please substitute "since inception" with the actual date of inception.

   Tax Information (page 8)

38. Please disclose that shares held in a tax-deferred account may be subject to taxation upon withdrawal.

   Portfolio Turnover (page 11)

39. This section states that there is a strategy for the Fund and the underlying funds to engage in active and frequent trading of portfolio securities. Please add this disclosure to the investment strategy section of the summary prospectus.

   Short Sale Risk (page 15)

40. In this section, please disclose to what extent the Fund expects to engage in short selling. Please add, if appropriate, a line item in the fee table the expenses associated with selling short. If this is not appropriate, please explain to the staff.

   About Your Account (page 25)

41. Please update the reference to January 1, 2012 purchase of shares to a more recent date in 2014, or explain why a 2012 date is appropriate.

Statement of Additional Information ("SAI")

42. We note that the Table of Contents references number pages, while the SAI references pages as B-1, etc. Please clarify the pagination.

43. The SAI, on B-4, states that the Fund may invest in foreign securities. Please add disclosure to the prospectus regarding the extent in which the Fund may invest in foreign securities.

44. The SAI states that the Fund may invest in Underlying Funds which may invest in other funds which may not be registered as investment companies under the 1940 Act. Please supplementally inform the staff whether this is a reference to hedge funds and, if so, the extent to which the investments can be made.

45. The SAI states that the Fund may invest directly in junk bonds. Please confirm that this is not a principal investment strategy (as there is no reference to such investing in the prospectus).

46. The SAI section titled "Fund Fundamental Policies" appears to be incomplete. Please complete to more fully set forth the fundamental policies.

47. In the Table listing the trustees, please clarify in the heading "Other Directorships Held by the Trustee" that they are positions held during the past five years.

48. Please file as exhibits the advisory contracts entered into by the manager and the adviser. Also, please confirm that the substantive terms of the contracts are fully described in the SAI.

General Comments

We note that portions of the filings are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on financial statements and exhibits added in any pre-effective amendments.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing. We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Please respond to this letter by filing pre-effective amendments pursuant to Rule 472 under the Securities Act. Please respond to all comments. Where no changes will be made in the filing in response to a comment, please inform us in a supplemental letter and state the basis for your position.

If you have any questions prior to filing pre-effective amendments, please call me at (202) 551-6985.

Sincerely,

Valerie J. Lithotomos
Senior Counsel